SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  September, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

NOTICE TO THE MARKET

São Paulo, September 3, 2007- Votorantim Celulose e Papel S.A. (VCP) - (NYSE: VCP; BOVESPA: VCPA4), one of Latin America’s largest pulp and paper producers, pursuant to Brazilian regulation (CVM nº 358/02), hereby announces:

1.
Pursuant to the terms of the material fact released on May 9, 2007, VCP signed a joint venture agreement with the Finnish company Ahlstrom Corporation (“Ahlstrom”) for the paper production in VCP’s facility located in Jacareí (SP). The specialty papers produced in this mill will be primarily intended to the labeling applications and flexible packaging markets. The paper assets of the Joint Venture has an annual production capacity of approximately 105,000 tons per year of uncoated wood-free papers, with capacity to convert up to 80,000 tons per year of coated papers.

2.
Following the aforementioned material fact, the parties hereby announce the conclusion, as of this date, of the transaction whereby Ahlstrom Louveira Ltda., a Brazilian subsidiary of Ahlstrom, will hold 60% interest in Ahlstrom VCP Indústria de Papéis Especiais S.A. (“JV”) and VCP the remaining 40% interest. The transaction involved an investment of approximately US$114,000,000 from Ahlstrom.

3.	The parties also signed a long-term agreement whereby VCP will supply eucalyptus pulp, utilities and other services to the joint venture operations at the Jacareí mill.

As previously announced, the Joint Venture in the Jacareí paper mill is part of VCP’s strategy to focus on the large scale growth of market pulp production and on the repositioning of its paper businesses.

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Market Capitalization: R$ 9.6 billion US$ 4.8 billion Share Price (08/31/07): VCPA4=R$ 46.82 ADR VCP =US$ 23.38 Number of Shares: Voting=105,702,452 Preferred= 98,443,055 Total = 204,145,507	Investor Relations: Valdir Roque Finance and IR Officer Andrea Kannebley, Manager Sandra Matsumoto Susana Yamamoto Tel: (5511) 2138-4168/4261/4287 Fax: (5511) 2138-4066 ir@vcp.com.br www.vcp.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.
(Registrant)
Date: 9/3/2007	By:	/s/ Valdir Roque
Name: Valdir Roque
Title: Chief Financial Officer